UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on June 16, 2026, entitled “Equinor’s Capital Markets Day 2026”.

Equinor’s Capital Markets Day 2026

Equinor ASA (OSE:EQNR, NYSE:EQNR) today presents its strategy to deliver more energy, growing cash flow and superior returns. The 2026 share buy-back will be doubled to USD 3 billion, and Equinor introduces a more predictable framework for annual share buy-backs from 2027. The company aims to continue growing the quarterly cash dividend by more than 5% per share annually.

Anders Opedal, president and CEO of Equinor ASA:

“Demand continues to grow and Equinor is uniquely positioned to provide reliable energy. We will deliver more energy, growing cash flow and superior returns towards 2030.”

“Our strategy is to maximise value on the Norwegian continental shelf, deliver focused growth in international oil and gas, build a competitive integrated power business and create more value uplift through trading and market optimisation.”

“Equinor has delivered industry-leading returns over 25 years as a listed company, with a total shareholder return of almost 1,800%. We have confidence in our plans and are committed to continue creating strong value for shareholders. Equinor aims to double share buy-back for 2026 to USD 3 billion and introduces a more predictable framework for share buy-backs from 2027. We aim to continue growing the cash dividend per share by more than 5% annually.”

Key ambitions and strategic priorities:

More energy

  Production growth of 150,000 barrels of oil equivalent (boe) per day to 2.3 million boe per day by 2030
  Production outlook for the Norwegian continental shelf (NCS) increased by 100,000 boe, to 1.35 million boe per day in 2030, and 1.3 million boe per day in 2035
  International oil and gas production growth of 30%, to 950,000 boe per day by 2030
  Power production growth to more than 20 TWh in 2030, mainly from projects in execution

Growing cash flow

  30% growth in cash flow from operations (CFFO) after tax from 2025-2030
  USD 1 billion in increased investments in 2027 to high return oil and gas projects. Expected organic investments (capex) at around USD 12 billion, or around USD 10 billion including Empire wind tax credits.
  Annual capex of USD 11–13 billion expected for 2028-2030, with around 60% to the NCS, 30% to international oil and gas, and 10% to power
  Free cash flow, after capex and lease payments, of more than USD 40 billion for the period 2026-2030

Superior returns

  Return on average capital employed (ROACE) above 15% annually from 2026-2030
  Intend to double share buy-back for 2026 to USD 3 billion
  Annual share buy-back of USD 2-4 billion from 2027, based on oil prices of USD 60-80 per bbl and European gas prices USD 7-11 per MMBtu, balance sheet strength, and macro-outlook
  Above 5% annual growth in quarterly cash dividend per share

A strategy for growing energy markets

Oil and gas demand is expected to be higher for longer. Together with stronger political focus on energy security and affordability, this increases the need for reliable supply. Electrification and the AI build-out are driving power demand, while increasing intermittency creates a greater need for flexible power generation.

Equinor’s access to high-quality infrastructure, broad energy offering and strong market positions provide attractive opportunities for growth and value creation.

Develop NCS to maximise value

The NCS is the backbone of Equinor’s business and a key driver of long-term cash flow and value creation. Equinor is the largest energy provider to Europe, delivering oil, piped gas and LNG with low cost and low emissions.

Around 60% of capex will be allocated to further develop the NCS. Equinor expects production at 1.35 million boe per day in 2030 and 1.3 million boe per day in 2035. This represents an increase in production outlook of 100,000 boe per day.

To accelerate resource maturation, cut costs and industrialise subsea field developments, Equinor is redefining its operating model. The company has a large portfolio of attractive investment opportunities including sub-sea field developments and increased recovery (IOR), with break-even prices below USD 35 per barrel and payback time of less than 2,5 years. Equinor plans to develop 6 to 8 new tie-back projects annually, towards 2035.

Increased recovery and high exploration activity will continue to add new recoverable resources to extend longevity.

Focused growth in international oil and gas

Equinor has systematically improved the competitiveness of the international oil and gas portfolio and holds positions in several world-class basins, as the US, Brazil, Angola, the UK and Canada.

Equinor expects to allocate around 30% of capex to international exploration and production. Production is anticipated to increase by around 30% to approximately 950,000 boe/d, growing cash flow from operations (CFFO) by around 80% to approximately USD 9 billion in 2030. The portfolio is expected to deliver around USD 20 billion in free cash flow after capex and lease payments from 2026 to 2030.

Longevity for the international oil and gas portfolio will be extended beyond 2030 by progressing non-sanctioned projects and focused exploration.

Building a competitive power business

Equinor is concentrating its power growth in selected markets and segments, where integration with a broader energy offering is achievable.

Equinor expects to allocate around 10% of capex to developing an integrated power business. A fourfold increase in production is anticipated, reaching more than 20 TWh by 2030, mainly from projects in execution.

Cash flow from operations is expected to fund organic investments, after tax credits, from 2027-2030. Projects are expected to deliver nominal equity returns above 10%, with additional potential for portfolio uplift.

Value uplift from marketing and trading

Equinor has a strong position as a global asset-backed energy trader with direct market access.

Equinor will expand its marketing and trading capabilities in selected markets. The company aims to capture additional value from its flexible portfolio, long-term position-taking and cross-commodity trading, and advancing digital tools and AI.

Adjusted operating income from trading and market optimisation is expected to increase by 25% to around USD 500 million per quarter by 2030.

Growing production while reducing emissions

Equinor is an industry leading operator with low CO2 and methane intensity from operations.

While oil and gas production will increase, Equinor maintains the ambition to reduce operated emissions by 50% towards 2030. Electrification on the NCS and improved energy efficiency across the portfolio are key enablers.

Equinor expects to reduce its net carbon intensity in the range of 15-30% by 2035 (1).

Competitive and predictable capital distribution

Equinor announces an intention to increase the 2026 share buy-back programme by USD 1.5 billion, bringing the total expected programme for 2026 to up to USD 3 billion, including shares to be redeemed from the Norwegian State. The increase will be distributed equally to the third and fourth tranche of the 2026 share buy-back programme.

Equinor expects to launch the third and fourth tranches following the announcement of the company’s second and third quarter 2026 results, respectively. The increased share buy-back for 2026 is subject to separate board approvals prior to commencement of the third and fourth tranches.

For 2027 and beyond, Equinor announces a range-based guidance for share buy-backs of USD 2–4 billion per year, based on an oil price range of USD 60–80/bbl, a European gas price range of USD 7–11/mmbtu, balance sheet strength, and macro-outlook.

The level and commencement of future share buy-back tranches will be decided by the board on a quarterly basis, in line with the company’s dividend policy, and will be subject to existing and future board authorisations for share buy-back granted by the company’s General meeting, as well as agreements with the Norwegian State regarding share buy-backs.

All share buy-back amounts include shares to be redeemed from the Norwegian State.

Equinor aims to continue growing the quarterly cash dividend per share by more than 5% annually.

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(1) This includes scope 1, 2, and 3.

***

The information on capital distribution is considered to be inside information for Equinor ASA pursuant to the EU Market Abuse Regulation and is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

This stock market announcement and press release contains Forward Looking Statements. Please see the Forward-Looking Statement disclaimer published on Equinors web site:
https://www.equinor.com/investors/cmd-2026-forward-looking-statements

All forward looking financials are based on reference case unless otherwise specified. See appendix in CMD presentation material for key assumptions and definitions.

Further information from:

Investor relations
Bård Glad Pedersen, Senior vice president Investor relations,
+47 918 01 791 (mobile)

Press
Sissel Rinde, Vice president Media relations,
+47 412 60 584 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: June 16, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer